Exhibit 99.1

Canopy Growth Announces Plan to Acquire Leading U.S. Multi-State Cannabis Operator, Acreage Holdings

Proposed Deal Complements Canopy Growth’s U.S. CBD Strategy With An Accelerated Pathway Into U.S. Cannabis Markets, Once Federally Permissible

Deal Structure Expected to Provide Improved Access to Capital for Acreage, Paving Way for Accelerated Expansion

April 18, 2019

Smiths Falls, Ontario, Canada & New York, New York, USA — Canopy Growth Corporation (“Canopy Growth”) (TSX:WEED) (NYSE:CGC) and Acreage Holdings, Inc. (“Acreage”) (CSE:ACGR.U) (OTC: ACRGF) (FSE: 0ZV) (together, the “Companies”) are pleased to announce that they have entered into a definitive arrangement agreement that grants Canopy Growth the right to acquire 100 percent of the shares of Acreage (the “Right”), with a requirement to do so at such time as cannabis production and sale becomes federally legal in the United States (the "Transaction"), subject to obtaining the requisite prior approval of the shareholders of each of Acreage and Canopy Growth, respectively (the “Shareholder Approval”), as well as the approval of the Supreme Court of British Columbia (the “Court Approval”).

Following the approval of Canopy Growth and Acreage shareholders as well as the Supreme Court of British Columbia, under the terms of the arrangement agreement (the "Agreement"), Acreage Holders (as defined below) will receive an immediate aggregate total payment of US$300 million or approximately US$2.55 per Acreage Subordinate Voting Share (the “Up-Front Cash Premium”) based on the currently outstanding Subordinate Voting Shares of Acreage and conversion of certain convertible securities described below. In addition, upon the exercise of the Right, holders of subordinate voting shares of Acreage (the “Acreage Subordinate Voting Shares”) will receive 0.5818 of a common share of Canopy Growth (the “Canopy Shares”) for each Acreage Subordinate Voting Share held (the “Exchange Ratio”) at the time of closing of the Transaction. Upon exercise of the Right, the total consideration payable pursuant to the Transaction is valued at approximately US$3.4 billion on a fully-diluted basis, represents a premium of 41.7% over the 30-day volume weighted average price of the Acreage Subordinate Voting Shares on the Canadian Securities Exchange (the “CSE”) ending April 16, 2019 (based on the Exchange Ratio, Up-Front Cash Premium and the 30-day volume weighted average price of Canopy Shares as at April 16, 2019).

The Companies will also execute a licensing agreement granting Acreage access to Canopy Growth’s award-winning line-up of brands such as Tweed and Tokyo Smoke, along with other intellectual property. Once the Right is exercised, Acreage will become part of a leading global cannabis company with access to markets beyond the U.S. Until then, the two companies will continue to operate independently.

“Today we announce a complex transaction with a simple objective. Our right to acquire Acreage secures our entrance strategy into the United States as soon as a federally-permissible pathway exists,” said Bruce Linton, Chairman and co-CEO, Canopy Growth. “By combining Acreage’s management team, licenses and assets with Canopy Growth’s intellectual property and brands, there will be tremendous value creation for both companies’ shareholders.”

“From the first day we created our company, providing exceptional customer care and delivering shareholder value have been our top priorities. This transaction will help accomplish both,” said Acreage Holdings Chairman, CEO and President Kevin Murphy. “When the right is exercised having access to Canopy Growth’s deep resources will enable us to innovate, develop and distribute quality cannabis brands across the U.S. and continue expanding our U.S. footprint. At the same time, a confluence of factors are making it much more difficult for a multi-state operator to achieve its full potential, including the enormous amount of cash required to scale. Our Board of Directors, management team and I are pleased to deliver significantly increased liquidity to our shareholders and put ourselves in an even stronger position to deliver continued and significant upside.”

Once the Right is exercised, the combined infrastructure, intellectual property, brands and organizational resources are expected to create a global cannabis powerhouse, with an anticipated leadership position in every targeted international market for legal cannabis sales, including the U.S., Canada, and select markets across Latin America, Europe and Asia-Pacific.

Additional Information:

•	Canopy Growth earned national visibility in the United States when it listed its common shares on the New York Stock Exchange, becoming the first cannabis company to do so. Canopy Growth’s U.S. hemp operations are being established in parallel to the Acreage entrance strategy, and will include hemp cultivation, extraction, processing, and packaging products for sale across the United States, where permissible by regulations.
•	Acreage is a leading multi-state operator in U.S. cannabis. It owns or has managed services agreements in place for cannabis-related licenses across 20 states (giving it the right to develop), including 87 dispensaries and 22 cultivation and processing sites. Its Board of Directors includes former Canadian Prime Minister Brian Mulroney and former Speaker of the U.S. House of Representatives, John Boehner.
•	Upon exercising the Right, the combined operations of Acreage and Canopy Growth would immediately create the undisputed leader in U.S. cannabis, the only relevant market where Canopy Growth does not yet have a major presence.
•	According to the Arrangement, Acreage will be able to issue up to 58,000,000 Acreage Subordinate Voting Shares (implied valuation of US$1.4 billion based on Canopy's closing share price at the Exchange Ratio), together with a further 5,221,905 Acreage Subordinate Voting Shares in respect of certain potential acquisitions, which if the Right is exercised shall become future Canopy Shares, which, combined with an expectation of enhanced liquidity should further accelerate Acreage’s ability to fund organic and accretive rapid expansion.
•	Canopy Growth and Constellation Brands, Inc. (“Constellation Brands”) – Canopy Growth’s largest shareholder and Fortune 500 beverage alcohol leader – will, as part of the Arrangement extend the terms of certain warrants and restructure other rights. See Constellation's press release dated April 18, 2019 "Constellation Brands Enters Into Agreement with Canopy Growth Corporation to Modify Warrants and Other Rights".

•	Acreage President, George Allen will depart the company effectively immediately. Acreage Chairman and CEO Kevin Murphy will assume the duties of President.

Way More Detail

The Transaction will be carried out by way of a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”) and will require the approval of shareholders of both Canopy Growth and Acreage at special meetings expected to take place in June 2019. In addition to shareholder approval, the Transaction is subject to applicable regulatory, court and stock exchange approvals and certain other closing conditions.

Pursuant to the terms of the Transaction, the Acreage Subordinate Voting Shares, which may be acquired securities holders of proportionate voting shares of Acreage (the “Acreage Proportionate Voting Shares”), holders of multiple voting shares of Acreage (the “Acreage Multiple Voting Shares”) and holders of units (the “Acreage Unit Holders”) in High Street Capital Partners, LLC and shares of Acreage Holdings WC, Inc. (the "USCo2 Holders"), on conversion or exchange thereof, as applicable, will be subject to the Right and entitled to the Up-Front Cash Premium.

Under the terms of the Agreement, Canopy Growth will pay the Up-Front Cash Premium to the holders of Acreage Subordinate Voting Shares, Acreage Proportionate Voting Shares and Acreage Multiple Voting Shares as well as Acreage Unit Holders and the USCo2 Holders (collectively, the “Acreage Holders”). There will be an Up-Front Cash Premium paid to the Acreage Holders based on the currently outstanding securities of Acreage.

Following the federal legalization of cannabis in the United States (the "Triggering Event") and certain other conditions to closing, each Acreage Proportionate Voting Share and Acreage Multiple Voting Share will automatically convert into Acreage Subordinate Voting Shares in accordance with their terms and thereafter each Acreage Subordinate Voting Share will be automatically exchanged for Canopy Shares based on the Exchange Ratio. On closing of the Transaction, Acreage Unit Holders will have the right to convert their units, and USCo2 Holders will have the right to convert their shares, into Canopy Shares based on the Exchange Ratio. Acreage Unit Holders will be required to convert into Canopy Shares three years following the closing of the Transaction. If the Triggering Event is not satisfied or waived within 90 months from the payment of the Up-Front Cash Premium, the Agreement will terminate.

After giving effect to the Transaction, assuming conversion of all securities of Acreage following a Triggering Event, Acreage Holders will hold approximately 12.1% ownership in Canopy Growth (on a pro forma basis) and up to 16.6% if permitted acquisitions are completed prior to the Trigger Event. Pursuant to the Transaction, Acreage is permitted to issue up to an additional 58,000,000 Acreage Subordinate Voting Shares (or the equivalent number of convertible securities), together with a further 5,221,905 Acreage Subordinate Voting Shares (or the equivalent number of convertible securities) in respect of certain potential acquisitions by Acreage.

Constellation Brands Amendments

Completion of the Transaction is conditional on the approval by holders of Canopy Shares of the issuance of the Canopy Shares pursuant to the Transaction and certain amendments to the existing warrants held by a subsidiary of Constellation Brands. Due to the scope of the proposed transaction, Canopy Growth and Constellation Brands have amended the investor rights agreement as outlined here:

•	The extension of the expiry date for certain warrants held by Constellation Brands: In addition to the 18.9 million warrants associated with the November 2017 Canopy investment, Constellation also currently has 139.7 million warrants in Canopy, which upon shareholder approval would become exercisable over a period of five to eight years from November 1, 2018, compared to the previous three-year period. This includes 88.5 million Tranche A warrants, which are exercisable at a price per share of C$50.40 and 51.2 million Tranche B warrants, of which 38.4 million, or 75 percent, are exercisable at a price per share of C$76.68. The remaining 25 percent of the original Tranche B warrants will become Tranche C warrants and will be exercisable at Canopy's five-day volume weighted average price of the common shares on the Toronto Stock Exchange ("VWAP") immediately prior to exercise. If Canopy exercises its right to acquire the shares of Acreage and Constellation were to exercise all of their outstanding Canopy warrants, Constellation's ownership in Canopy is not expected to exceed 50 percent.
•	If Constellation exercises Tranche A warrants in full, Canopy has committed to repurchase the lesser of 25 percent of its issued shares to Acreage or a dollar amount equal to 25 percent of the implied enterprise value of Acreage within 24 months of the date of Constellation's warrant exercise.
•	Constellation would be permitted to purchase up to 20 million Canopy shares in the open market prior to the warrants being exercised or terminated, provided that for each share purchased by Constellation, the number of Tranche B warrants is decreased by one.
•	Constellation will continue to maintain its current level of representation on Canopy's Board of Directors.

With these Amendments, Constellation continues using its cash flow to generate a return for its shareholders while Canopy Growth continues to deploy the USD $4 billion investment made by Constellation in November 2018.

Acreage Board Recommendation

The board of directors of Acreage (the “Acreage Board”), on the unanimous recommendation of a special committee of independent directors of Acreage (the "Acreage Special Committee"), has unanimously approved the Transaction and recommends that shareholders of Acreage vote in favour of the resolution to approve the Transaction.

The Acreage Board and the special committee have obtained a fairness opinion from each of Canaccord Genuity Corp. and INFOR Financial Inc. that, as of the date of the respective opinions, and subject to the assumptions, limitations, and qualifications on which such opinions are based, the consideration to be received by Acreage Holders pursuant to the Transaction is fair, from a financial point of view, to the Acreage Holders.

Acreage Shareholder Approval

The Transaction requires approval by at least 66⅔% of the holders of the Acreage Subordinate Voting Shares, Acreage Proportionate Voting Shares and Acreage Multiple Voting Shares. Additionally, pursuant to Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions, the Transaction requires approval by at least a majority of disinterested holders of the Acreage Subordinate Voting Shares, Acreage Proportionate Voting Shares and Acreage Multiple Voting Shares, each voting separately as a class.

Certain Acreage directors and officers have entered into voting and support agreements pursuant to which they have agreed, among other things, to vote in favor of the Transaction. The directors and officers of Acreage have also agreed to certain lock-up terms with respect to their current holdings of Acreage securities.

Canopy Board Recommendation

Greenhill & Co. Canada Ltd. (“Greenhill”) acted as financial advisor to Canopy Growth and provided an independent fairness opinion to the board of directors of Canopy Growth (the “Canopy Board”) that the Exchange Ratio payable pursuant to the Transaction is fair, from a financial point of view, to Canopy Growth. Upon receipt of the fairness opinion from Greenhill, the Transaction and the Amendments were unanimously approved by the Canopy Board, other than directors who abstained from voting on the transactions as a result of the Amendments. All Board members support the Transaction and the Amendments.

Canopy Shareholder Approval

The issuance of the Canopy Shares in connection with the Transaction and certain of the amendments will require the approval of a simple majority of the disinterested shareholders of Canopy Growth present at a special meeting (the “Canopy Meeting”).

Additional Transaction Terms

The Transaction is subject to, among other things, approval from the CSE, the Toronto Stock Exchange and the New York Stock Exchange, the Supreme Court of British Columbia and certain other regulatory approvals and closing conditions. The Agreement contains representations, warranties and covenants, including a termination fee in the amount of US$150 million payable by Acreage in the event that the Transaction is terminated in certain circumstances. The Agreement also includes certain non-solicitation covenants subject to the right of Acreage to accept a superior proposal in certain circumstances, with Canopy Growth having a five-business day right to match any such superior proposal received by Acreage.

Additional details of the Transaction and the Amendments will be provided to shareholders of Canopy Growth and Acreage in information circulars to be mailed to shareholders.

Advisors

Cassels Brock & Blackwell LLP and Paul Hastings LLP acted as legal counsel to Canopy Growth. PricewaterhouseCoopers LLP (Canada) acted as finance advisor to Canopy Growth. Ernst & Young LLP (EY) acted as tax advisors to Canopy Growth. DLA Piper (Canada) LLP and Cozen O’Connor acted as legal counsel to Acreage. Canaccord Genuity Corp. is acted as financial advisor to Acreage and INFOR Financial Inc. is acted as financial advisor to the special committee of Acreage. Canaccord Genuity Corp. and INFOR Financial Inc. provided a fairness opinion to the Acreage Board and the Acreage Special Committee respectively. Stikeman Elliott LLP acted as legal counsel to the Acreage Special Committee.

Canopy Growth Contact:

Caitlin O’Hara

Media Relations

Caitlin.ohara@canopygrowth.com

613-291-3239

Investor Relations

Tyler Burns

Tyler.burns@canopygrowth.com

855-558-9333 ex 122

Director

Bruce Linton

tmx@canopygrowth.com

Acreage Contact: Howard Schacter Head of Communications h.schacter@acreageholdings.com 646-600-9181 Investor Relations Steve West investors@acreageholdings.com 646-600-9181

@canopygrowth

About Canopy Growth

Canopy Growth is a world-leading diversified cannabis and hemp company, offering distinct brands and curated cannabis varieties in dried, oil and Softgel capsule forms. Canopy Growth offers medically approved vaporizers through its subsidiary, Storz & Bickel GMbH & Co. KG. From product and process innovation to market execution, Canopy Growth is driven by a passion for leadership and a commitment to building a world-class cannabis company one product, site and country at a time. Canopy Growth has operations in over a dozen countries across five continents.

Canopy Growth is proudly dedicated to educating healthcare practitioners, conducting robust clinical research, and furthering the public’s understanding of cannabis, and through its wholly owned subsidiary, Canopy Health Innovations, has devoted millions of dollars toward cutting edge, commercializable research and IP development. Canopy Growth works with the Beckley Foundation and has launched Beckley Canopy Therapeutics to research and develop clinically validated cannabis-based medicines, with a strong focus on intellectual property protection. Canopy Growth acquired assets of leading hemp research company, ebbu, Inc. (“ebbu”). Intellectual Property (“IP”) and R&D advancements achieved by ebbu’s team apply directly to Canopy Growth’s hemp and THC-rich cannabis genetic breeding program and its cannabis-infused beverage capabilities. Through partly owned subsidiary Canopy Rivers Inc., Canopy Growth is providing resources and investment to new market entrants and building a portfolio of stable investments in the sector.

From our historic public listing on the Toronto Stock Exchange and New York Stock Exchange to our continued international expansion, pride in advancing shareholder value through leadership is engrained in all we do at Canopy Growth. Canopy Growth has established partnerships with leading sector names including cannabis icon Snoop Dogg, breeding legends DNA Genetics and Green House seeds, Battelle, the world’s largest nonprofit research and development organization, and Fortune 500 alcohol leader Constellation Brands, to name but a few. Canopy Growth operates ten licensed cannabis production sites with over 4.4 million square feet of production capacity, including over 500,000 square feet of GMP certified production space. For more information visit www.canopygrowth.com.

About Acreage

Headquartered in New York City, Acreage is the largest vertically integrated, multi-state owner of cannabis licenses and assets in the U.S. with respect to the number of states with cannabis related licenses, according to publicly available information. Acreage owns licenses to operate or has management services agreements in place with license holders to assist in operations in 20 states (including pending acquisitions) with a population of approximately 180 million Americans, and an estimated 2022 total addressable market of more than $17 billion in legal cannabis sales, according to Arcview Market Research. Acreage is dedicated to building and scaling operations to create a seamless, consumer-focused branded cannabis experience. Acreage’s national retail store brand, The Botanist, debuted in 2018.

Forward-Looking Statement

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Often, but not always, forward-looking statements and information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Canopy Growth, Acreage or their respective subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements or information contained in this news release. These forward-looking statements include, but are not limited to, statements relating to our expectations with respect to: the timing and outcome of the Transaction; the anticipated benefits of the Transaction to the parties and their respective security holders; impact of the Transaction and anticipated growth of the combined entity; and the anticipated timing of the Meeting.

Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information, including assumptions as to the time required to prepare and mail security holder meeting materials; the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory, court and shareholder approvals; the ability of the parties to satisfy, in a timely manner, the other conditions; the likelihood of the Triggering Event being satisfied or waived by the outside date; the ability of the parties to satisfy, In a timely manner, the conditions to closing following the satisfaction or waiver of the Triggering Event; other expectations and assumptions concerning the Transaction; and such risks contained in Canopy Growth’s annual information form dated June 28, 2018 and in Acreage’s annual information form dated February 14, 2019 and filed with Canadian securities regulators available on Canopy Growth and Acreage’s respective issuer profiles on SEDAR at www.sedar.com. Readers are cautioned that the foregoing list of factors is not exhaustive.

In respect of the forward-looking statements and information concerning the anticipated benefits and completion of the Transaction and the anticipated timing for completion of the Transaction, Canopy Growth and Acreage have provided such statements and information in reliance on certain assumptions that they believe are reasonable at this time. Although Canopy Growth and Acreage believe that the assumptions and factors used in preparing the forward-looking information or forward-looking statements in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information and forward-looking statements included in this news release are made as of the date of this news release and Canopy Growth and Acreage do not undertake an obligation to publicly update such forward-looking information or forward-looking information to reflect new information, subsequent events or otherwise unless required by applicable securities laws.

There can be no assurance that the Transaction, including the Triggering Event, will occur, or that it will occur on the terms and conditions contemplated in this news release. The Transaction could be modified, restructured or terminated. Actual results could differ materially from those currently anticipated due to a number of factors and risks.

The Transaction cannot close until the required shareholder, court and regulatory approval is obtained. There can be no assurance that the Transaction will be completed as proposed or at all. Investors are cautioned that, except as disclosed in the management information circulars to be prepared in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon.

The Canadian Securities Exchange has not reviewed, approved or disapproved the content of this news release.